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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  3

Name of Issuer:  Hanover Direct, Inc.

Title of Class of Securities:  Common Stock, $0.66 2/3 par value

CUSIP Number:  440506 10 3


          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

  Peter Woodward, c/o Regan Partners, L.P., 6 East 43rd Street
            New York, New York 10017; (212) 661-3442

     (Date of Event which Requires Filing of this Statement)

                        December 31, 1997

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.: 440506 10 3

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Regan Partners, L.P.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         New Jersey

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:


8.  Shared Voting Power:

          11,380,100

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

          11,380,100

11. Aggregate Amount Beneficially Owned by Each Reporting Person

          11,380,100

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares





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13. Percent of Class Represented by Amount in Row (11)

         5.69%

14. Type of Reporting Person

         PN














































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CUSIP No.: 440506 10 3

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Basil P. Regan

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         United States of America

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         11,750,000

8.  Shared Voting Power:

          6,416,800

9.  Sole Dispositive Power:

         11,750,000

10. Shared Dispositive Power:

          6,416,800

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         18,166,800

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



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13. Percent of Class Represented by Amount in Row (11)

         9.08%

14. Type of Reporting Person

         IN














































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The purpose of this Amendment No. 3 to the previously filed
Schedule 13D is to report that the deemed beneficial ownership of Basil P. Regan in the Common Stock, $0.66 2/3 par value (the "Shares"), of Hanover Direct, Inc. (the "Issuer") has increased from 7.93% to 9.08% of the Shares outstanding and to report that Regan Partners, L.P. (the "Partnership" and, together with Mr. Regan, the "Reporting Persons") is the beneficial owner of 5.69% of the Shares outstanding.

Item 1.  Security and Issuer

         No change.

Item 2.  Identity and Background

         This statement is being filed on behalf of the Reporting Persons. Mr. Regan is the general partner of the Partnership and is a general partner of Athena Partners, L.P.("Athena"), each of which is a New Jersey limited partnership, and is the principal of Regan Fund Management Ltd., a New York corporation. Regan Fund Management Ltd. is the investment manager of Regan International Fund Limited, a British Virgin Islands Corporation (the "International Fund"), and has investment discretion over certain managed accounts, one of which holds Shares of the Issuer (the "managed account").

         None of the Reporting Persons nor any of the entities named above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons nor any of the entities named above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Mr. Regan is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, the Partnership owns 11,380,100 Shares and Basil P. Regan is deemed to beneficially own 18,166,800 Shares. All 18,166,800 Shares are held by either the Partnership, Athena, the International Fund, the managed account, Mr. Regan or an account over which Mr. Regan has investment discretion. All of the Shares


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         were purchased in open market transactions.  The Shares
         deemed to beneficially owned by Mr. Regan that have been purchased since the most recent filing on Schedule 13D were purchased for an aggregate purchase price of $5,880,100.70. The 11,380,100 Shares owned by the
         Partnership were purchased for an aggregate purchase price of $17,824,786.80. The funds for the purchase of the Shares held in the Partnership, Athena, the International Fund, the managed account or the account over which Mr. Regan has investment discretion have come from the working capital of the Partnership, Athena, the International Fund, the managed account or the account over which Mr. Regan has investment discretion. The funds for the purchase of the Shares held by Mr. Regan came from Mr. Regan's own funds. No funds were borrowed to purchase any of the shares.

Item 4.  Purpose of Transactions

         No change.

Item 5.  Interest in Securities of Issuer

         As of the date hereof, the Partnership owns 11,380,100 Shares and Basil P. Regan is deemed to be the beneficial owner of 18,166,800 Shares. Based on the Issuer's filing on Form 10-Q on November 12, 1997, as of November 4, 1997 there were 200,000,553 Shares outstanding. Therefore, the Partnership owns 5.69% and Basil P. Regan is deemed to beneficially own 9.08% of the outstanding Shares. The Reporting Persons have the sole or shared power to vote, direct the vote, dispose of or direct the disposition of all the Shares that they are deemed to beneficially own. All transactions in the Shares effected by the Reporting Persons since the most recent filing on Schedule 13D through the date of this filing were effected in open-market transactions and are set forth in Exhibit B hereto.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         No change.

Item 7.  Material to be Filed as Exhibits

         1. A joint filing agreement is filed herewith as Exhibit A.

         2. A description of the transactions in the Shares that were effected by the Reporting


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              Persons since the most recent filing on
              Schedule 13D through the date of this filing.



















































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         Signature

         The undersigned, after reasonable inquiry and to

the best of their knowledge and belief, certify that the

information set forth in this statement is true, complete

and correct.



                             REGAN PARTNERS, L.P.

                             By: /s/ Basil P. Regan
                                 _____________________________
                                 Basil P. Regan, General Partner


                                 /s/ Basil P. Regan
                             _________________________________
                             Basil P. Regan


January 6, 1998




























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                         AGREEMENT

         The undersigned agree that this Schedule 13D dated

January 6, 1998 relating to the Common Stock of Hanover

Direct, Inc. shall be filed on behalf of the undersigned.


                             REGAN PARTNERS, L.P.

                             By:   /s/ Basil P. Regan
                                 _____________________________
                                 Basil P. Regan, General Partner


                                  /s/ Basil P. Regan
                             _________________________________
                             Basil P. Regan


































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01394002.AH7



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                                                        Exhibit B


                    SCHEDULE OF TRANSACTIONS




                 Price Per Share         Number of Shares
  Date       (excluding commission)     Purchased or (Sold)
  ____     __________________________  _____________________

12/3/97                 $2.4375            25,000
12/3/97                  2.469             75,000
12/4/97                  2.3815            25,000
12/4/97                  2.445             25,000
12/5/97                  2.4375            25,000
12/8/97                  2.4375            37,400
12/9/97                  2.4375            25,600
12/9/97                  2.406             25,000
12/10/97                 2.4375            50,000
12/10/97                 2.4265            25,000
12/11/97                 2.417             25,000
12/11/97                 2.375             25,000
12/12/97                 2.4375            75,000
12/12/97                 2.428             24,700
12/15/97                 2.4375            75,000
12/16/97                 2.375             25,000
12/17/97                 2.4375            50,000
12/18/97                 2.3125            25,000
12/18/97                 2.429             25,000
12/18/97                 2.375             25,000
12/19/97                 2.375             75,000
12/19/97                 2.354             25,000
12/19/97                 2.325             25,000
12/22/97                 2.25              50,000
12/22/97                 2.2875            25,000
12/22/97                 2.267             15,800
12/23/97                 2.346             25,000
12/23/97                 2.309             50,000
12/24/97                 2.3725           100,000
12/26/97                 2.4375            25,000
12/26/97                 2.412             25,000
12/29/97                 2.407             50,000
12/29/97                 2.4375            25,000
12/30/97                 2.5               25,000
12/30/97                 2.5625            25,000
12/30/97                 2.473             44,400
12/30/97                 2.4375            50,000
12/30/97                 2.539             75,300
12/31/97                 2.639             50,000


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01394002.AH7



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12/31/97                 2.6875           209,600
12/31/97                 2.875            169,500
12/31/97                 2.731            183,600
12/31/97                 2.75             200,000
1/2/98                   2.75              25,000
1/5/98                   2.8125            25,000















































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01394002.AH7